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11022112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
JUN 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 48233

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/10** (MM/DD/YY) AND ENDING **03/31/11** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **MACQUARIE CAPITAL MARKETS NORTH AMERICA LTD.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Bay Street, Suite 3100, Box 830 Brookfield Place
(No. and Street)

Toronto	**Ontario, Canada**	**M5J 2T3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andre Altaras **416-848-3525**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Andre Altaras**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Macquarie Capital Markets North America Ltd.**, as of **March 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any party, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Capital Markets North America Ltd.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Macquarie Capital Markets North America Ltd. (the "Company") at March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 27, 2011

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com

MACQUARIE CAPITAL MARKETS NORTH AMERICA LTD.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011
(Expressed in U.S. $000's)

ASSETS		
Cash	$	9,686
Due from:		
Clients		1,301
Parent - broker accounts		297
Parent - intercompany		3,207
Other assets		360
Total Assets	$	14,851
LIABILITIES		
CURRENT		
Due to:		
Clients	$	297
Parent - broker accounts		1,301
Income taxes payable		1,698
Accounts payable and accrued liabilities		47
Total Liabilities		3,343
COMMITMENTS (Note 3)		
STOCKHOLDER'S EQUITY		
CAPITAL STOCK		
Authorized		
Unlimited common shares		
Issued and outstanding		
4,500,000 common shares		4,500
RETAINED EARNINGS		7,008
		11,508
Total Stockholders' Equity and Liabilities	$	14,851

See accompanying notes to financial statements.

MACQUARIE CAPITAL MARKETS NORTH AMERICA LTD.

STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2011
(Expressed in U.S. $000's)

REVENUES		
Commissions	$	17,619
Underwriting		516
Total Revenue		18,135
EXPENSES		
Administrative services		11,626
Total Expenses		11,626
INCOME BEFORE PROVISION FOR INCOME TAXES		6,509
PROVISION FOR INCOME TAXES (Note 5)		1,991
NET INCOME	$	4,518

See accompanying notes to financial statements.

MACQUARIE CAPITAL MARKETS NORTH AMERICA LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011
(Expressed in U.S. $000's)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	4,518
(Increase) decrease in operating assets:		
Due from Clients		792
Due from Parent - broker accounts		451
Due from Parent - intercompany		(765)
Other assets		(209)
Increase (decrease) in operating liabilities:		
Due to Clients		(451)
Due to Parent - broker accounts		(792)
Accounts payable and accrued liabilities		3
Income taxes payable		2,199
Net Cash Flow Provided by Operating Activities		5,746
CASH, BEGINNING OF YEAR		3,940
CASH, END OF YEAR	$	9,686

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for income taxes	$	263
Cash paid for interest	$	Nil

See accompanying notes to financial statements.

MACQUARIE CAPITAL MARKETS NORTH AMERICA LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2011
(Expressed in U.S. $000's)

	Common Shares	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 4,500	$ 2,490	$ 6,990
NET INCOME	-	4,518	4,518
BALANCE, END OF YEAR	$ 4,500	$ 7,008	$ 11,508

See accompanying notes to financial statements.

1. ORGANIZATION

Macquarie Capital Markets North America Ltd. (the "Company") is a registered investment dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) in the United States of America. The Company is a wholly owned subsidiary of Macquarie Capital Markets Canada Ltd., was incorporated on April 28, 1994 and commenced operations in the 1996 fiscal year.

On November 30, 2007, the parent of Macquarie Capital Markets Canada Ltd., was acquired by Macquarie Capital Acquisitions (Canada) Ltd., a Canadian incorporated subsidiary of Macquarie Group Limited. The purchase price included a combination of cash and Macquarie Group Limited shares.

The Company provides brokerage services to institutional clients that are located in the United States of America. The transactions are cleared through the facilities of the Parent, which in turn are cleared through Penson Financial Services Canada Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with United States generally accepted accounting principles, and reflect the following policies:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. All the Company's cash and cash equivalents were held with a bank, or its subsidiary, rated Aa3 or higher by Moody's.

Securities transactions and due to/from clients

Client securities transactions are reported on a settlement date basis. Due to/from clients represents securities failed to deliver/receive and are settled through an affiliated entity.

Translation of foreign currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Transactions included in operations are translated at the average rates for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in income in the respective financial statement line items in the year in which they occurred.

(Expressed in U.S. $000's)

Commissions

Commissions with respect to client trades are accrued on a trade date basis, and are included in current period income.

Underwriting and advisory

Underwriting and advisory revenues are recognized when earned, which is typically on the closing date.

Income taxes

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. These estimates include accrued liabilities and income taxes payable. Estimates by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

Recently adopted accounting guidance

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 provides additional disclosure requirements related to fair value measurements including details of significant transfers in and out of Level 1 and Level 2 measurements and the reasons for the transfers. It also requires a gross presentation of activity within the Level 3 roll-forward which would present separately information about purchases, sales, issuances and settlements. ASU 2010-06 is effective for financial statements issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. The Company adopted these amended

(Expressed in U.S. $000's)

accounting principles on April 1, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, this adoption did not affect the Company's statement of financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU No. 2010-20, "New Disclosure Requirements for Finance Receivables and Allowance for Credit Losses" ("ASU 2010-20"), in order to address concerns about the sufficiency, transparency, and robustness of credit disclosures for finance receivables and the related allowance for credit losses. ASU 2010-20 expands disclosure requirements regarding allowance, charge off and impairment policies, information about management's credit assessment process, additional quantitative information on impaired loans and roll forward schedules of the allowance for credit losses and other disaggregated information. Although, new disclosure requirements are not effective before annual periods ending after December 15, 2011, the Company's adoption of ASU 2010-20 will not materially change current disclosures, and since these amended principles require only additional disclosures, the adoption of ASU 2010-20 will not affect the Company's statement of financial condition, results of operations or cash flows.

3. COMMITMENTS

Leases

The Company does not have any leases as at March 31, 2011. Occupancy costs are included in the administration fees charged by the Parent.

Regulatory Authorities

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations that could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As at March 31, 2011, the Company is not subject to disciplinary actions.

4. RELATED PARTY TRANSACTIONS

Transactions with related parties arise from both the daily operations of the Company and specific transactions and are recorded at the agreed upon exchange amount. At March 31, 2011, amounts receivable from and payable to affiliates consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 297	1,301
Intercompany balances	3,207	-
	$ 3,504	$ 1,301

(Expressed in U.S. $000's)

Underwriting revenue in the Statement of Income represents fees earned in respect of new issue distributions where the Parent is a member of the underwriting syndicate, as compensation for sales to the Company's clients. Commission expense in the Statement of Income represents amounts paid to the Parent as compensation for sales and trading support in generating commission revenue. Administrative services expenses in the Statement of Income are paid to the Parent and include the recovery of administrative and operational costs, such as compensation, communications and occupancy, incurred by the Parent on the Company's behalf.

5. INCOME TAXES

The provision for income taxes relates to Canadian current income taxes payable for the Company, which files its own separate tax return. As at March 31, 2011, the Company has no temporary differences.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c 3-1"), which requires the maintenance of minimum net capital of $250. At March 31, 2011, the Company had net capital of $7,921, which was $7,671 in excess of its required net capital of $250. The Company changed its basis of calculating its Net Capital Rule from the Basic Method to the Alternate Method effective September, 2006.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of its business, the Company's clients' activities involve the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the client's obligations.

8. CONCENTRATIONS OF CREDIT RISK

Performance of substantially all of the clearing and depository operations for the Company is the responsibility of the Parent pursuant to an operating agreement. The Parent utilizes the services of its carrying broker, to the extent necessary, to carry out these responsibilities. The agreement provides that the Company is obligated to assume any exposure related to nonperformance by its clients. The Parent, on behalf of the Company, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in

fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

10. SUBSEQUENT EVENTS

The Company has updated its subsequent events disclosure through May 27, 2011, the filing date of these financial statements.

MACQUARIE CAPITAL MARKETS NORTH AMERICA LTD.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c 3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2011
(Expressed in U.S. $000's)

SCHEDULE I

Net capital

Stockholder's equity from statement of financial condition	$	11,508
Less: Non-allowable assets		3,567
Additional charges for customers' and non-customers' security accounts		20
Net capital		7,921
Alternate net capital requirement		
Minimum net capital	$	250
Net capital requirement		
Excess net capital	$	7,671

Statement pursuant to paragraph (d)(4) of Rule 17a-5
There are no material differences between the computation presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 filed May 20, 2011.

MACQUARIE CAPITAL MARKETS NORTH AMERICA LTD.

SCHEDULE OF COMPUTATION FOR RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c 3-3
MARCH 31, 2011
(Expressed in U.S. $000's) **SCHEDULE II**

The Company does not carry any clients accounts and is exempt from Securities and Exchange Rule 15c 3-3 under paragraph k(2)(i).

pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of
Macquarie Capital Markets North America Ltd.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Macquarie Capital Markets North America Ltd. (the "Company") for the year ended March 31, 2011 which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

Payment dated October 27, 2010 in the amount of $20,342 compared to Invoice Voucher (GFS) #38795 dated September 30, 2010 approved by Andre Altaras and obtained from Rong Tian, AP department, noting no differences.

2. Compared the Total Revenue amount reported on Total Revenue of the audited Form X-17A-5 for the year ended March 31, 2011 to the Total revenue amount of $18,135,336 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2011

We did not note any differences.

3. There were no adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $18,135,336 and $45,338 respectively of the Form SIPC-7.

We did not note any differences

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended March 31, 2010 on which it was originally computed

We noted an immaterial difference of $150.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2011

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of Macquarie Capital Markets North America Ltd.

In planning and performing our audit of the financial statements of Macquarie Capital Markets North America Ltd. (the "Company") as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2011

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com